June 18, 2010
GTSI Corp.
2553 Dulles View Drive, Suite 100
Herndon, VA 20171-5219
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
GTSI Corp.
Form 10-K for the Fiscal Year ended December 31, 2009 filed March 5, 2010
Form 8-K filed on May 11, 2010
Form 10-Q for the Quarterly Period ended March 31, 2010 filed May 14, 2010

File No. 000-19394

Dear Mr. Krikorian,
We have received your June 7, 2010 letter regarding the above reference matter. GTSI will provide its response no later than June 28, 2010.
Sincerely,
/s/ PETER WHITFIELD
Peter Whitfield
Senior Vice President and Chief Financial Officer